

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

      Re: CEL-SCI Corporation
           Registration Statement on Form S-1
           Filed July 2, 2020
           File No. 333-239674

Dear Mr. Kersten:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: William T. Hart, Esq.